Exhibit 99.1

IMP761 Late-Breaking Abstract at ACR Convergence 2026 Highlights Statistically Significant & Exposure-Dependent Inhibition of T-Cell-Driven Immune Responses

•	Statistically significant and exposure-dependent inhibition of T-cell-driven immune responses in healthy volunteers, with greater pharmacodynamic effects at higher IMP761 exposure

•	Well tolerated across all seven dose levels; pharmacokinetic (PK) profile supports a four-week dosing interval

•	The multiple ascending dose (MAD) portion of the study is ongoing, with no new safety signals observed to date

SYDNEY, AUSTRALIA – November 9, 2026 – Immutep Limited (ASX: IMM; NASDAQ: IMMP) (“Immutep” or “the Company”), a clinical-stage biotechnology company targeting cancer and autoimmune diseases, today announced positive data from its Phase I study of IMP761, its first-in-class LAG-3 agonist antibody, from a late-breaking abstract at ACR Convergence 2026 in Orlando, Florida. ACR Convergence is the annual scientific meeting of the American College of Rheumatology.

The ongoing Phase I study is a randomised, placebo-controlled, double-blind first-in-human study (NCT06637865) being conducted by the Centre for Human Drug Research (CHDR) in Leiden, the Netherlands, evaluating IMP761 in healthy volunteers (N=60) using the keyhole limpet haemocyanin (KLH) challenge model. Volunteers are first immunised with KLH three times and then given small injections of KLH into the dermis, which produce a measurable, T-cell-driven local immune reaction, called an intra-dermal reaction. The model is an established way to test whether a drug can dampen a strong tissue T-cell-driven immune response to a foreign antigen and therefore has the potential to silence T-cell responses to self-peptides in patients with autoimmunity.

This new data builds on the positive first-in-human results presented at EULAR 2026 and demonstrates statistically significant, exposure-dependent suppression of immune responses after a single IMP761 infusion in healthy volunteers.

IMP761 was well tolerated across all seven dose levels evaluated (0.03 mg/kg to 14 mg/kg), with no serious or severe adverse events reported. The pharmacokinetic profile supports a four-week dosing interval for the multiple ascending dose portion of the study.

In complementary pre-clinical studies using samples from rheumatoid arthritis patients, IMP761 demonstrated statistically significant reductions in T-cell activation and proliferation. These findings provide additional support for the potential application of LAG-3 agonism in autoimmune diseases driven by pathogenic T-cell responses.

Dr. Frédéric Triebel, CSO of Immutep, said: “These results derived from a large double-blinded trial clearly show the immunosuppressive effect of IMP761 on a strong antigen-driven

T-cell response in tissues, without safety concerns. After this challenging proof-of-concept in healthy participants, we are now confident that direct T-cell receptor inhibition through LAG-3 agonism opens a new frontier in the treatment of autoimmune patients where the root cause of the disease is mainly driven by the overreaction of a few weak-affinity self-peptide-reactive pathogenic T cells that should be controlled by IMP761.”

Next Steps

The analysis of the multiple ascending dose (MAD) portion of the Phase I study – with a focus on PK – is ongoing, with no new safety signals observed to date. Results from the MAD portion of the study are anticipated to be reported in H1 CY2027 and are expected to inform dose selection for a potential future Phase II program.

The data from the poster presentation is available on the Posters & Publications page of Immutep’s website.

About IMP761

IMP761 is an agonist IgG4 monoclonal antibody targeting LAG-3. It is designed to enhance LAG-3’s natural inhibitory function on the chronically activated, self-reactive T cells that drive many autoimmune diseases. To the Company’s knowledge, IMP761 is the only LAG-3 agonist antibody currently in clinical development.

About Immutep

Immutep is a clinical-stage biotechnology company developing novel immunotherapies for cancer and autoimmune disease. The Company is a pioneer in the understanding and advancement of therapeutics related to Lymphocyte Activation Gene-3 (LAG-3), and its diversified product portfolio harnesses LAG-3’s ability to stimulate or suppress the immune response. Immutep is dedicated to leveraging its expertise to bring innovative treatment options to patients in need and to maximise value for shareholders. For more information, please visit www.immutep.com.

Forward-Looking Statements

This press release contains forward-looking statements, including statements regarding anticipated clinical development, regulatory progress and potential benefits of IMP761. These forward-looking statements are based on current expectations, estimates and projections, and involve known and unknown risks, uncertainties and other important factors that could cause actual results to differ materially from those expressed or implied in such statements.

Factors that could cause actual results to differ materially include risks associated with clinical trial outcomes, regulatory developments, and the Company’s ability to advance its product candidates.

Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date of this release. Immutep undertakes no obligation to update or revise such statements, except as required by applicable law.

Disclaimer

This announcement has been prepared for informational purposes only and does not constitute an offer to sell, or a solicitation of an offer to buy, securities in any jurisdiction.

Australian Investors/Media:

Eleanor Pearson, Sodali & Co.

+61 2 9066 4071; eleanor.pearson@sodali.com

US Investors/Media:

Matthew Beck, astr partners

+1 (917) 415-1750; matthew.beck@astrpartners.com

This announcement was authorised for release by the Board of Immutep Limited.